                           FORM 6-K/A

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                  For the month of April, 2001


                      STELMAR SHIPPING LTD.
         (Translation of registrant's name into English)

                          Status Center
                         2A Areos Street
                      Vouliagmeni, GR 16671
                         Athens, Greece

            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Set forth herein is an amended copy of the quarterly report of Stelmar Shipping Ltd. (the "Company") for the period ended March 31, 2001 containing a Management's Discussion and Analysis of Financial Condition and Results of Operation and audited and unaudited financial information. The only change from the previously filed quarterly report is to clarify that the 2001 interim financial information is unaudited.

             STELMAR SHIPPING LTD. AND SUBSIDIARIES
                         MARCH 31, 2001
                      FINANCIAL INFORMATION


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATION


GENERAL

    The Company is a leading provider of international transportation services of refined petroleum products and crude oil to major oil companies, major oil traders, and government agencies. The Company's existing fleet consists of 11 vessels, another 10 vessels acquired from Osprey Maritime scheduled to be delivered during the second quarter of 2001 (on April 11, 2001 the first vessel was delivered) and another 4 new-building Panamax tankers under construction in South Korea scheduled to be delivered during the first half of 2002. Assuming no other acquisitions or deletions, the total cargo carrying capacity of this enhanced fleet will be approximately 1.5 million deadweight tons.

    On February 10, 2001 the Company paid $25.8 million representing a 20% down payment for the construction of the four Panamax tankers of which 3 are scheduled to be delivered during the first quarter of 2002 and the last one in June 2002. The total contract cost is $128.8 million. The Company has arranged for pre and post delivery financing to partially fund the construction and the delivery of these vessels.

    On March 6, 2001 the Company offered seven million common shares in an initial public offering and listed on the NYSE. The initial public offering price was $12.00 per share, resulting in gross proceeds of $84 million gross and net proceeds of approximately $78.7 million before the expenses of the offering. On March 29, 2001, the underwriters exercised their over allotment option for 1.05 million shares, resulting in additional net proceeds of $11.8 million. The total net proceeds of the initial public offering, approximately $89 million, will be used primarily to fund the equity portion of the acquisition of the 10 Handymax tankers from Osprey Maritime at a total cost of $216 million, with the balance funded through long term bank debt. The Company has already arranged for $145 million of such long term debt.

    On April 12, 2001 the Company signed an MOA (purchase agreement) for the purchase of a new build product tanker scheduled to be delivered from a yard in South Korea by the end of June 2001 for a total price of $30.8 million. The Company expects to fund this acquisition with the balance of the net proceeds from the public offering and through long-term bank debt.

     During the fiscal quarter ended March 31, 2001, approximately 88% of the Company's revenue was derived from time charter contracts as opposed to 66% during the first three months of 2000. A time charter is a method of employment whereby vessels are chartered to customers for a fixed period and at a fixed monthly rate, while the vessel owner bears operating costs other than fuel oil and certain voyage costs. The Company predominantly trades its vessels under this method of employment. The balance of the revenue for the first quarters of 2001 and 2000 was derived from spot voyages, that is, charges for the carriage of cargo from a load port to a discharge port. Through the extensive use of time charters, the Company attempts to achieve relatively low volatility in its revenue, cash flow from operation and net income.

    Ten of the eleven existing vessels will continue to be employed under time charter during the second and most of the third quarter of this year. Close to the end of the third quarter of this year time charters for two vessels (one Aframax and one Handymax tanker) will end, while at the end of the fourth quarter of this year another three vessels' (an Aframax and two Handymaxes) time charters will also end. However, it is the Company's intention to seek for additional time charter employment for these vessels. The acquired fleet from Osprey Maritime will predominantly trade under spot voyages for the rest of the year until management identifies suitable time charter employment opportunities for the majority of this fleet. The first two of the four newbuildings Panamax tankers have already been committed to two-year time charters immediately after delivery from the yard. Management intends to commit the remaining two newbuildings to time charters before the end of the year.

    The tanker industry has been historically cyclical, experiencing volatility in profitability and asset values resulting mainly from changes in the supply and demand of vessel capacity. During the first quarter of 2001 tanker charter rates declined from the previous peaks seen during the previous quarter mainly as the result of the OPEC production cut of 1.5 million bpd announced in January 2001. The charter rates achieved during the first quarter of 2001, despite the fall from the unprecedented rates experienced in the previous quarter, were significantly better than those of the first quarter of the previous year. The tanker market improved significantly during the first quarter of the previous year from very poor market conditions witnessed throughout 1999.

    The only segment of the tanker sector whose rates remained firm for the most part of the first quarter of 2001 was the product tanker sector, in which the Company predominantly operates in. The main driver for product tanker demand was the replenishment of depleted petroleum products inventory in major consuming nations such as USA and Europe.

QUARTER ENDED MARCH 31, 2001 VERSUS QUARTER ENDED MARCH 31, 2000

RESULTS OF OPERATIONS

    The Company realized a net income of $4.0 million, or 72 cents per share, in the quarter ended March 31, 2001, compared to a net income of $1.7 million, or 44 cents per share, in the quarter ended March 31, 2000. The results for the current quarter reflect a significant improvement in tanker charter rates, despite the decrease in fleet size resulting from the disposal of one aframax tanker on December 20, 2000.

    Net Revenue. The Company's net revenues increased 12% to $15.2 million in the current quarter, compared to $13.6 million for the same quarter last year. This is mainly due to the increase of almost 21% in the Company's average time charter equivelant rate for its vessels in the current quarter to $16,046 from $13,170 in the same quarter last year. The increase of the average time charter equivelant rate in the current quarter was diluted by the decrease of almost 8% in the Company's average fleet capacity, in terms of available ship days, which it resulted from the disposal of an Aframax tanker on December 20, 2000.

    In particular, the average time charter equivelant rate of the Company's Handymax fleet in the current quarter increased 23% to $14,625 from $11,860 in the same quarter last year. Vessels in the Handymax fleet were not available 16.5 days during the current quarter, out of which 15 days related to the planned dry-docking of M/T Nedimar commencing from March 16, 2001, as opposed to 8 days in the same quarter last year. The Nedimar completed her planned dry-docking repairs and assumed operations on April 6, 2001. The Handymax fleet accounted for 40% of the Company's net revenue during the current quarter as opposed to 37% during the same quarter last year. The Net revenue generated under time charters accounted for 78% of the Handymax fleet net revenue during the current quarter as opposed to 44% in the same quarter last year. At the end of March 31, 2001, four of the Company's Handymaxes were operating under time charters. The time charter of one vessel will expire close to the end of third quarter of this year.

    In particular, the average time charter equivelant rate of the Company's Panamax fleet in the current quarter increased 88% to $16,750 from $8,920 in the same quarter last year. The Panamax fleet had no days on which vessels were not available during the first quarter of, 2001, as opposed to six days in the same quarter last year. The Panamax fleet accounted for 19% of the Company's net revenue during the current quarter as opposed to 11% during the same quarter last year. The Panamax fleet net revenue was generated entirely from time charters during the current quarter as opposed to 98% in the same quarter last year. At the end of March 31,2001 the Company's Panamax fleet was operating under time charters. These time charters will end at December 31, 2002.

     In particular, the average time charter equivelant rate of the Company's Aframax fleet in the current quarter increased 8% to $17,416 from $16,100 in the same quarter last year. Vessels in the Aframax fleet were 2.8 days during the current quarter, as opposed to no such days in the same quarter last year. The Aframax fleet accounted for 40% of the Company's net revenue during the current quarter as opposed to 52% during the same quarter last year. The Aframax fleet net revenue was generated entirely from time charters during the current quarter as opposed to 85% in the same quarter last year. At the end of March 31,2001 the Company's Aframax fleet was operating under time charters. The time charters of two vessels will expire close to the end of third and fourth quarter of this year.

    Vessels Operating Expenses. The Company's vessel operating expenses, which mainly include crewing, repairs and maintenance, insurance, stores and lubricants remained flat to $3.5 million for the same quarters of the current and last years. Taking into consideration, however, the decrease in the Company's fleet during the current quarter the vessel operating expenses increased 14% to $3.5 million compared to $3.1 million in the same quarter last year. The Operating expenses per ship per day increased 9% to $3,533 during the current quarter from $3,244 during the same quarter last year. The increase experienced in the current quarter is mainly due to higher repairs and maintenance costs incurred for our Panamax fleet.

    Depreciation. The Company's depreciation expense decreased 9% to $3.5 million in the current quarter compared to $3.9 million from the same quarter last year. The decrease was the result of the fleet reduction during the current quarter.

    Amortization and Deferred Dry - Docking Costs. The Company's amortization and deferred dry-docking expense increased 24% to $0.22 million in the current quarter compared to $0.18 million from the same quarter last year. The increase was the result additional amortization expenses arising from two vessels dry-docked in the second half 2000.

    General and Administrative Expenses. The Company's general and administrative expenses increased 35% to $0.7 million for the current quarter compared to $0.5 million in the same quarter last year. The overhead burden per ship per day increased 45% to $705 during the current quarter from $487 during the same quarter last year. The increase was a result of additional staff recruitment ahead of the increase in the fleet size that will result from the anticipated delivery of the acquired Osprey fleet during the second quarter of this year.

    Interest Expense. The Company's interest expense decreased 8% to $3.6 million in the current quarter compared to $3.9 million from the same quarter last year. The decrease was the result of the fleet reduction during the current quarter.

    Interest Income. The Company's interest income increased 181% to $0.4 million in the current quarter compared to $0.2 million from the same quarter last year. The increase was mainly the result of the net proceeds raised from the concluded IPO on March 6, 2001.

LIQUIDITY AND CAPITAL RESOURCES

    As of March 31, 2001, the Company's cash position increased to $86.8 million, up from $26.5 million as of December 31, 2000, mainly as a result of the receipt $89 million of the net proceeds of the Company's initial public offering and listing on the New York Stock Exchange.

    Net cash flow from operating activities increased to $8.4
million in the three months ended March 31, 2001 from $5.4 million in the same period one year ago, mainly reflecting the increase in time charter equivelant rates.

    The Company during the three months ended March 31, 2001 incurred capital expenditure for vessels of $47.4 million. This capital expenditure included $25.8 million representing the 20% down payment for four newbuilding panamax tankers, scheduled for delivery in the first half of 2002, and $21.6 million representing a 10% advance payment for the acquisition of the Osprey fleet.

    The Company's scheduled debt repayments were $4.1 million compared to $3.2 million in the same period last year. The Company during the three months ended March 31, 2001, increased its borrowings by $15.1 million representing pre-delivery loans used to partially finance the 20% down payment to the yard.

    The Company has already arranged with various banks for pre-delivery loans amounting to $30.3 million to partially finance the pre-delivery installments of the newbuilding Panamax tankers of $51.5 million. In addition, the Company has also secured post-delivery financing of $90.1 to fund the delivery of the newbuilding Panamax tankers. These loans have a maturity period of ten years and in any event no later than March 31, 2013.

    The Company has also secured long-term bank debt of $145 million with various banks to partially finance the acquisition of the Osprey fleet. The Company drew down $18.9 million out from this amount on April 11, 2001 to partially finance the delivery of the first vessel from the acquired Osprey fleet.

    The Company's next ten years debt repayment obligations including the commitments arising from the delivery of the newbuilding panamax tankers together with the acquired Osprey fleet would be:

    $22.4 million                2006               $29.1 million
    $37.9 million                2007               $29.1 million
    $66.0 million                2008               $82.8 million
    $37.9 million                2009               $12.4 million
    $55.7 million                2010-2012          $58.4 million

    On April 12, 2001 the Company signed an MOA (purchase agreement) to acquire a newbuilding handymax tanker for $30.8 million. The vessel is scheduled for delivery within the second half of June 2001. The Company expects to fund the acquisition by utilizing the unused balance of the net proceeds from the public offering and through long-term bank debt. The Company has not yet arranged for such debt, but management does not expect to encounter any difficulties in raising it with terms similar to those of the existing debt.

    As part of its growth strategy, the Company will continue to consider strategic opportunities, including the acquisition of additional vessels and further expansion in the product tanker market. The Company may choose to pursue such opportunities through internal growth, or acquisitions of fleets from other companies. The Company intends to finance any future acquisitions mainly through internally generated cash flow and additional debt borrowings.

FORWARD LOOKING STATEMENTS

    This Report on Form 6-K for the quarterly period ended March 31, 2001 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's operations, performance and financial condition, including, in particular, statements regarding: TCE rates in the near term; tanker supply and demand; supply and demand for oil; expectations as to funding the Company's future capital requirements; future capital expenditures; the Company's growth strategy and measures to implement such strategy; environmental changes in regulation; cost savings and other benefits or changes that may be realized in connection with the acquisition of Osprey fleet. Words such as 'expects,' 'intends,' 'plans,' believes,' 'anticipates,' 'estimates' and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil and petroleum products, either generally or in particular regions; the cyclical nature of the tanker industry and its dependence of oil markets; the supply of tankers available to meet the demand for transportation of petroleum products; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; competitive factors in the market in which the Company operates; risks associated with operations outside the United States. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

             STELMAR SHIPPING LTD. AND SUBSIDIARIES
                   CONSOLIDATED BALANCE SHEETS
              DECEMBER 31, 2000 AND  MARCH 31, 2001
            (Expressed in thousands of U.S. Dollars)

ASSETS                                         2000     2001
                                               -----    -----
                                                      (unaudited)

CURRENT ASSETS:
    Cash and cash equivalents               $26,464     86,750
    Accounts receivable-
     Trade                                    4,323      3,189
      Other                                     483        507
                                             ------     ------
                                              4,806      3,696
    Inventories                                 415        453
    Prepayments and other                       341        285
                                             ------     ------

      Total current assets                   32,026     91,184

FIXED ASSETS:
    Advances for vessel acquisition/
    under construction
    (Note 3)                                     84     47,470

    Vessels (Notes 2)                       321,306    321,319
    Accumulated depreciation (Notes 2)      (56,610)   (59,983)
                                           --------   --------
      Net Book Value                        264,696    261,336

    Property and equipment, net                 712        706
                                             ------     ------
      Total fixed assets                    265,492    309,512

DEFERRED CHARGES, net (Notes 2l, 2m,
2n and 9)                                     1,697      2,015
      Total assets                         $299,215    402,711
                                           ========    =======

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
    Current portion of long-term debt
    (Note 4)                                $17,710     17,956
    Accounts payable-
      Trade                                   2,109      1,486
      Other                                      42          -
                                             ------     ------
                                              2,151      1,486

    Accrued liabilities                       1,432      2,063
    Accrued bank interest                     4,185      3,238
    Unearned revenue                          1,089      1,627
                                              -----      -----

      Total current liabilities              26,567     26,370

LONG-TERM DEBT, net of current portion
(Note 11)                                   183,082    193,808

CONTINGENCIES (Note 6)

STOCKHOLDERS' EQUITY:

    Common stock (Note 5)                        76        237
    Additional paid-in capital
    (Note 5)                                 55,064    158,333
    Ipo expenses                                  -     (7,603)
    Accumulated other comprehensive
    (loss)                                     (227)      (227)
    Retained earnings                        34,653     31,793
                                             ------     ------
      Total stockholders' equity             89,566    182,533

      Total liabilities and
      stockholders' equity                 $299,215    402,711
                                           ========    =======

The accompanying notes are an integral part of these consolidated balance sheets.

             STELMAR SHIPPING LTD. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF INCOME
    FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2000 AND 2001
(Expressed in thousands of U.S. Dollars - except per share data)

                                            2000          2001
                                            ----          -----
                                                (unaudited)
REVENUES:
Revenue from vessels                       $16,040      16,148
    Commissions                               (446)       (349)
                                           -------      ------
    Revenue from vessels, net               15,594      15,799
                                           -------     -------

EXPENSES:
    Voyage expenses                          2,001         573
    Vessel operating expenses                3,504       3,498
    Depreciation                             3,865       3,515
    Amortization of deferred charges           179         221
    General and administrative
     expenses                                  526         712
                                            ------       -----

    Operating income                         5,519       7,280

OTHER INCOME (EXPENSES):
    Interest and finance costs,net          (3,796)     (3,248)
    Foreign currency losses                      2         (49)
    Other, net                                 (59)        (13)
                                            ------      ------

    Total other income (expenses), net      (3,853)     (3,310)
    Income before income taxes               1,666       3,970

    Provision for income taxes                   -           -
                                            ------      ------

Net Income                                  $1,666      $3,970
                                           =======      ======

Earnings per share, basic                    $0.44       $0.72
                                           =======      ======

Weighted average number of shares,
basic                                    3,750,205   5,535,861
                                         =========   =========
The accompanying notes are an integral part of these consolidated statements.

                                STELMAR SHIPPING LTD. AND SUBSIDIARIES

                            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                               FOR THE YEAR ENDED DECEMBER 31, 2000 AND
                              THE THREE MONTH PERIOD ENDED MARCH 31, 2001
                               (Expressed in thousands of U.S. Dollars)

                                                                                   Accumulated
                                                Additional                            Other
                         Comprehensive  Capital   Paid-In     Retained      IPO   Comprehensive
                            Income       Stock    Capital     Earnings   Expenses  Income/Loss   Total
                          ----------   --------  --------     --------   --------  -----------  ------

BALANCE, December 31, 1999  $             $76     $55,064     $23,418        $-      $(143)      $78,415
Net income                   11,235         -           -      11,235         -           -       11,235

Other comprehensive income
- Currency translation
  adjustments                  (84)         -           -           -         -        (84)         (84)
                            -------
Comprehensive income        $11,151
                            =======      ----      ------      ------    ------      ------       ------

BALANCE, December 31, 2000                $76      55,064      34,653         -       (227)       89,566

Net income                    3,970         -           -       3,970         -                    3,970

Other comprehensive income
- Currency translation
adjustments                       -                                                       -

Issuance of common
stock                             -       161      96,439                                 -       96,600

Expenses related to the
issuance of common stock          -         -           -           -   (7,603)           -      (7,603)

Reinvestment of earnings          -         -       6,830     (6,830)         -           -            -
                              -----

Comprehensive income         $3,970
                             ======
                                        -----     -------     -------   -------     -------      -------
BALANCE, March 31, 2001                  $237    $158,333     $31,793  $(7,603)      $(227)     $182,533
                                        =====     =======     =======   =======      ======      =======

The accompanying notes are an integral part of these consolidated statements.

             STELMAR SHIPPING LTD. AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF CASH FLOWS
   FOR THE THREE MONTH PERIODS ENDED MARCH 31,  2000 AND 2001
            (Expressed in thousands of U.S. Dollars)

                                            2000          2001
                                            ----          -----
                                                (unaudited)

Cash Flows from Operating Activities:

    Net income                               $1,666     $3,970
    Adjustments to reconcile net
    income to net cash provided by
    operating activities:
    Depreciation                              3,865      3,515
    Amortization of deferred dry-
    docking costs                               178        221
    Amortization of other financing
    costs                                         5          2
    Amortization of loan fees                    16         11
    Change in non-cash working capital
    items related to operating
    activities                                 (312)       685
                                             ------     ------

Net Cash from Operating Activities            5,418      8,404

Cash Flows from (used in) Investing
Activities:

    Advances for vessels acquisition-
    vessels under construction                    -    (47,386)
    Vessel acquisitions and/or
    improvements                                  -        (80)
    Capital expenditure for property
    and equipment                              (209)       (69)
    Proceeds from sale of equipment at
    book value                                    -          -
    Payments for dry-docking                      -        (99)
                                             ------     ------

Net Cash from (used in) Investing
Activities                                     (209)   (47,634)

Cash Flows from (used in) Financing
Activities:
    Proceeds from long-term debt                  -     15,109
    Principal payments of long-term
    debt                                     (3,242)    (4,137)

    Contribution to paid-in capital               -     88,997
    Payments for loan fees and other
    financing costs                             (66)      (453)
                                             ------     ------

Net Cash from (used in) Financing
Activities                                   (3,308)    99,516

Net increase in cash and cash
equivalents                                   1,901     60,286

Cash and cash equivalents at beginning
of year                                      14,741     26,464
                                              -----     ------
Cash and cash equivalents at end of
year                                        $16,642     86,750
                                           ========    =======


The accompanying notes are an integral part of these consolidated statements.

             STELMAR SHIPPING LTD. AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              DECEMBER 31, 2000 AND MARCH 31, 2001
 (Expressed in thousands of U. S. Dollars  except per share data unless otherwise stated)

1.  BASIS OF PRESENTATION AND GENERAL INFORMATION:

    The accompanying consolidated financial statements include the accounts of Stelmar Shipping Ltd. (the "Holding Company") formerly Stelships Inc. and its wholly owned subsidiaries
    (the "Company").

    The Holding Company was formed in January 1997, under the laws of Liberia and became the sole owner of all outstanding shares of Martank Shipping Holdings Ltd. and its subsidiaries and Marship Tankers (Holdings) Ltd. and its subsidiaries.

    In January 1999, the Holding Company became the sole owner of all outstanding shares of Stelmar Tankers (Management) Ltd.
    and Stelmar Tankers (UK) Ltd.

    Following the consummation of the above transaction, the accounts of the Holding Company were restated to reflect the consolidation of all companies for all periods presented following pooling of interest accounting. All of the above mentioned companies share common ownership and management.

    (a) Martank Shipping Holdings Ltd. (the "Martank"): Martank was formed in March 1993, under the laws of the British
         Virgin Islands and is the sole owner of the shares of the following ship owning companies:


                         Country of        Date of     Vessel
          Company       Incorporation   Incorporation   Name     Dwt     Lwt
          -------       -------------   -------------  -------   ---     ---

Ariel Shipping Corporation  Liberia   January 1993   Fulmar     39,521   8,137
Colmar Ltd.                 Liberia   July 1993      Colmar     39,729   8,421
Nedimar Ltd.                Liberia   October 1993   Nedimar    46,000   9,500
Kliomar Ltd.                Liberia   August 1997    Kliomar    96,088  14,521
Polmar Ltd.                 Liberia   October 1997   Polys      68,626  13,453
Cleliamar Ltd.              Liberia   October 1994   Cleliamar  68,626  13,450
Jacamar Ltd.                Liberia   January 1999   Jacamar   105,500  17,000
                                                               ------- -------
                                                               464,090  84,482
                                                               =======  ======

    (b) Marship Tankers (Holdings) Ltd. (the "Marship"): Marship was formed in August 1993, under the laws of the British Virgin Islands and was the sole owner of the shares of Primar Shipping Ltd. and Palmar Maritime Ltd. Following the transfer of the ownership to the Holding Company the company has become dormant.

    (c) Stelmar Tankers (Management) Ltd. (the "Manager"): The Manager was formed in September 1992 under the laws of Liberia as Blue Weave Tankers and was renamed to Stelmar Tankers (Management) Ltd. in February 1993. Since then it has an office in Greece, established under the provisions of Law 89 of 1967, as amended and as such is not subject to any income taxes in Greece. The Manager provides the vessels with a wide range of shipping services such as technical support and maintenance, insurance consulting, financial and accounting services, for a fixed monthly fee per vessel, which has been eliminated for consolidation purposes.

    (d) Stelmar Tankers (UK) Ltd.: Stelmar Tankers (UK) Ltd. was formed in June 1992, under the laws of the United Kingdom to provide the Company with sale, purchase and chartering services, in exchange for a commission which is charged in accordance with accepted industry standards. Such commission has been eliminated for consolidation purposes.

    (e)  Ship-owning Companies directly owned by the Holding
         Company: The Holding Company, subsequent to December 31,
         1997, acquired, directly, the share capital of the following ship owning companies:

                  Country of      Date of      Vessel
      Company    Incorporation Incorporation    Name          Dwt      Lwt
      -------    ------------- -------------   -------        ---      ---

Keymar Ltd.           Liberia  July 1998   Keymar            95,822   16,342
Takamar Ltd.          Liberia  July 1998   P. Alliance      105,500   17,000
Primar Shipping Ltd.  Liberia  May 1993    Primar            39,538    8,120
Palmar Maritime Ltd.  Liberia  July 1993   City University   39,729    8,421
Loucamar Ltd.         Liberia  April 1997  (Dormant)
Pearlmar Ltd.         Liberia  July 2000   Hull No. 5210          -        -
Jademar Ltd.          Liberia  July 2000   Hull No. 5211          -        -
Rubymar Ltd.          Liberia  July 2000   Hull No. 5212          -        -
Rosemar Ltd.          Liberia  July 2000   Hull No. 5213          -        -
                                                           -------- --------
                                                            280,589   49,883
                                                           ======== ========

    The Company is engaged in the ocean transportation of petroleum cargoes world wide through the ownership and operation of the tanker vessels mentioned above. Nine of the above vessels are flying the Cyprus flag and two the Panama flag.

2.  SIGNIFICANT ACCOUNTING POLICIES:

(a) Principles of Consolidation: The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the United States generally accepted accounting principles and include for the reporting periods the accounts of the Holding Company and its wholly-owned subsidiaries referred to in Note 1 above. Certain information and footnote disclosures required by generally accepted accounting principles for complete annual financial statements have been omitted and, therefore, it is suggested that these financial statements be read in conjunction with the Company's audited financial statements for the year ended December 31, 2000. In the opinion of the management, these financial statements reflect all adjustments (consisting only of normal recurring accruals), necessary to present fairly, in all material respects, the Company's consolidated financial position, results of operations and cash flows for the interim periods presented. The results of operations for the three-month period ended March 31, 2001 are not necessarily indicative of those for a full fiscal year.

(b) Use of Estimates: The preparation of consolidated financial statements in conformity with the United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Vessels Cost: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses) and interest and supervision costs incurred during the construction periods. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels, otherwise are charged to expenses as incurred.

    Depreciation is computed using the straight-line method over the estimated useful life of the vessels (twenty-five years), after considering the estimated residual value (US Dollars
    0.210 per LWT ton).

(d) Earnings per Share: Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. There were 323,500 dilative securities outstanding during the years presented.

(e) Interest Rate Swap Agreements: The Company enters into interest rate swap agreements to partially hedge the exposure of interest rate fluctuations associated with its borrowings.
    Such swap agreements are recorded at fair market value.

    The off-balance sheet risk in outstanding swap agreements involves both the risk of a counterpart not performing under the terms of the contract and the risk associated with changes in market value. The Company monitors its positions, the credit ratings of counter parties and the level of contracts it enters into with any one party. The counter parties to these contracts are major financial institutions. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counter parties, the Company does not believe it is necessary to obtain collateral arrangements.

3.  ADVANCES FOR VESSEL ACQUISITION / UNDER CONSTRUCTION:

    The amount shown in the March 31, 2001 consolidated balance sheet is analyzed as follows:

(a) Advances for Vessel Acquisition (U.S.$21,600): This amount represents the advance payments for the acquisition of ten Handymax tankers that will be delivered at various dates during 2001. The acquisition cost of these vessels of approximately U.S.$216 will partially be financed from the proceeds of long-term bank loans and the proceeds of the public offering. As of March 31, 2001 the Company had arranged financing with two banks for a total amount of approximately U.S.$ 145 million.

(b) Vessels Under Construction(U.S.$25,870): During July 2000, the Company entered into an agreement with Daewoo Shipbuilding of Korea (ex Daewoo Heavy Industries) for the construction of four Panamax tankers with expected deliveries in January, March, May and July 2002. The total construction cost of the new-buildings will amount to $ 128,800 of which 70% will be financed from the proceeds of long-term bank loans. In this respect the Company arranged three long-term bank loans of $ 22,500 $ 45,000 and $ 22,533, each. The shipbuilding contract provides for stage payments of 20% in advance (which was paid in February 2001), 10% on keel laying, 10% on launching (which are expected to be paid during the second semester of 2001) and 60% at delivery.

    The loans mentioned above will be drawn-down in tranches so as to coincide with the scheduled payments to the shipyard and will mature ten years from the last draw down. The loan of $ 22,500 will be repayable in forty quarterly installments of $ 375 plus a balloon payment of $ 7,500 payable together with the last installment, the loan of $ 45,000 will be repayable in twenty semiannual installments of $ 1,550 plus a balloon payment of $ 14,000 payable together with the last installment and the loan of $ 22,533 will be repayable in twenty semiannual installments of $ 627 plus a balloon payment of $ 10,000 payable together with the last installment. The loans will bear interest at LIBOR plus a spread and will be secured as follows:

    Pre-delivery:

    -    Assignment of the shipbuilding contracts

    - Assignment of the refund guarantee to be issued by the Import Export Bank of Korea

    -    Corporate guarantees

    Post-delivery:

    -    First priority mortgages over the vessels

    - Assignments of earnings and insurance of the mortgaged vessels

    -    Corporate guarantees.

    The loan agreements among others include covenants requiring the borrowers to obtain the lenders' prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends (as defined in the related agreements), pay stockholders' loans, sell vessels and assets and change the beneficial ownership or management of the vessels. Also, the covenants require the borrowers to maintain a minimum hull value in connection with the vessels' outstanding loans, insurance coverage of the vessels against all customary risks and maintenance of operating bank accounts with minimum balances.

4.  LONG-TERM DEBT:

    Long-term debt at December 31, 2000 and March 31, 2001 is analyzed as follows:

          BORROWERS                          2000        2001
          ---------                          ----        ----

    (a)  Ariel Shipping Corporation          9,600       9,600
    (b)  Colmar Ltd.                         7,600       7,600
    (c)  Primar Shipping Ltd. And
         Palmar Maritime Ltd.               23,555      22,861
    (d)  Nedimar Ltd.                       18,200      18,200
    (e)  Kliomar Ltd.                       22,463      22,463
    (f)  Polmar Ltd.                        22,325      21,400
    (g)  Cleliamar Ltd.                     22,325      21,400
    (h)  Keymar Ltd.                        17,583      17,225
    (i)  Takamar Ltd.                       27,516      27,030
    (j)  Jacamar Ltd.                       29,625      28,875
    (k)  Rosemar Ltd.                            -       1,610
    (l)  Rubymar Ltd.                            -       4,500
    (m)  Jademar Ltd.                            -       4,500
    (n)  Pearlmar Ltd.                           -       4,500
                                          --------    --------

         Total                             200,792     211,764
         Less- current portion            (17,710)    (17,956)
                                          --------    --------
         Long-term portion                 183,082     193,808
                                          ========    ========

    (a) Loan: Balance of U.S. Dollar bank loan (original amount $ 16,000) obtained in June 1995 to refinance a previous loan with the same bank. The balance at March 31, 2001 is repayable in four equal semi-annual installments through December 2002 and a balloon payment of $ 7,200 payable in June 2003. The interest rate is based upon LIBOR plus a spread. The interest rate, including the spread, at December 31, 2000 March 31, 2001 was 6.96%.

    (b) Loan: Balance of U.S. Dollar bank loan (original amount $ 14,000) obtained in June 1995 to refinance a previous loan with the same bank. The balance at March 31, 2001 is repayable in four equal semi-annual installments through December 2002 and a balloon payment of $ 5,200 payable in June 2003. The interest rate is based upon LIBOR plus a spread. The interest rate, including the spread, at December 31, 2000 and March 31,2001 was 6.96%.

    (c) Loan: Balance of U.S. Dollar bank loan (original amount $ 31,500) obtained in September 1995 to refinance a previous loan with the same bank. Following the assumption of the unpaid balance of $ 3,080 of the loan of a sold vessel, subsequent to December 31, 2000, the loan was refinanced and the balance at March 31, 2001 is repayable in eighteen equal quarterly installments through September 2005 and a balloon payment of $ 10,351 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rate, including the spread, at December 31, 2000 and March 31, 2001 was 7.75%.

    (d) Loan: Balance of U.S. Dollar bank loan (original amount $ 24,000) obtained in December 1995 to refinance a previous loan with the same bank. The balance at March 31, 2001 is repayable in five equal semi-annual installments through June 2003 and a balloon payment of $ 15,200 payable in December 2003. The interest rate is based upon LIBOR plus a spread. The interest rate, including the spread, at December 31, 2000 was 6.96%.

    (e) Loan: Balance of U.S. Dollar bank loan (original amount $ 30,000) obtained in October 1997 to partially finance the acquisition cost of the Kliomar. The balance at March 31, 2001 is repayable in ten equal semi-annual installments through October 2005 and a balloon payment of $ 9,900 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2000 and March 31, 2001 were 7.48% and 6.24%, respectively.

    (f) Loan: Balance of U.S. Dollar bank loan (original amount $ 25,500) obtained in December 1997 to partially finance the acquisition cost of the Polys. The balance at March 31, 2001 is repayable in fourteen equal semi-annual installments through January 2008 and a balloon payment of $ 8,450 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2000 and March 31, 2001 were 7.60% and 6.66%, respectively.

    (g) Loan: Balance of U.S. Dollar bank loan (original amount $ 25,500) obtained in January 1998 to partially finance the acquisition cost of the Cleliamar. The balance at March 31, 2001 is repayable in fourteen equal semi-annual installments through January 2008 and a balloon payment of $ 8,450 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2000 and March 31, 2001 were 7.52% and 6.6%, respectively.

    (h) Loan: Balance of U.S. Dollar bank loan (original amount $ 20,800) obtained in September 1998 to partially finance the acquisition cost of the Keymar. The balance at March 31, 2001 is repayable in thirty equal quarterly installments through September 2008 and a balloon payment of $ 6,500 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rate, including the spread, at December 31, 2000 and March 31, 2001 was 7.33%.

    (i) Loan: Balance of U.S. Dollar bank loan (original amount $ 31,875) obtained in September 1998 to partially finance the acquisition cost of the P. Alliance. The balance at March 31, 2001 is repayable in thirty equal quarterly installments through September 2008 and a balloon payment of $ 12,500 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2000 and March 31,2001 were 7.33% and 6.96%, respectively.

    (j) Loan: Balance of U.S. Dollar bank loan (original amount $ 31,875) obtained in February 1999 to partially finance the acquisition cost of the Jacamar. The balance at March 31, 2001 is repayable in twenty equal semi-annual installments from August 2001 through February 2011 and a balloon payment of $ 8,875 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 2000 and March 31, 2001 were 7.55% and 6.2%, respectively.

    (k) Bridge financing to partially finance the advance payment (20%) see note 3. The loan will be paid through the proceeds of the loan that will be obtained from the same bank upon delivery of the vessel. The interest rate is based upon LIBOR plus a spread and is fixed at 7.15% p.a.

    (l) Bridge financing to partially finance the advance payment (20%) see note 3. The loan will be paid through the proceeds of the loan that will be obtained from the same bank upon delivery of the vessel. The interest rate is based upon LIBOR plus a spread and is fixed at 7.2% p.a.

    (m) Bridge financing to partially finance the advance payment (20%) see note 3. The loan will be paid through the proceeds of the loan that will be obtained from the same bank upon delivery of the vessel. The interest rate is based upon LIBOR plus a spread and is fixed at 7.25%.

    The loans are secured as follows:

    - First, second, third and fourth priority mortgages over the Colmar, Kliomar, Polys, Cleliamar, Primar, City
         University, Fulmar, Nedimar, Keymar, P. Alliance and
         Jacamar, as applicable.

    - Assignments of earnings and insurance of the mortgaged vessels;

    -    Pledge of shares of the borrowers; and

    -    Corporate guarantees.

    The loan agreements among others include covenants requiring the borrowers to obtain the lenders' prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends (as defined in the related agreements), pay stockholders' loans, sell vessels and assets and change the beneficial ownership or management of the vessels. Also, the covenants require the borrowers to maintain a minimum hull value in connection with the vessels' outstanding loans, insurance coverage of the vessels against all customary risks and maintenance of operating bank accounts with minimum balances. In relation with the covenant regarding dividends payments, $ 10,617 of retained earnings at December 31, 2000, cannot be distributed without the prior consent of the lending bank.

5.  CAPITAL STOCK:

    Capital stock is analyzed as follows:

                          Common   Thousand   Preferred Thousands   Paid In
                           Stock   of Shares    Stock   of Shares   Capital
                          ------   ---------  --------  ---------   -------

Authorized                 500         25,000      200    20,000         -

Issued and outstanding

Balance December 31,
1999 and 2000               76       3,824.75        -         -    55,064
New investors              161          8,050        -         -     96439
Reinvestment of earnings     -              -        -         -     6,830

Balance March 31, 2001     237      11,874.75        -         -   158,333

    As of March 31, 2001, 323,500 shares of common stock had been reserved for issuance upon exercise of the options granted to the Company's officers, key employees and directors under the 2001 Stock Option Plan of the Company. Under the terms of the Plan, no options can be exercised until at least two years from the closing of the offering (March 6, 2001). Any shares received on exercise of the options may not be sold until three years from March 6, 2001. The plan expires in 10 years from March 6, 2001. Subsequent to March 31, 2001 the exercise price for the shares under the option was determined at US$12.3 per share.

6.  CONTINGENCIES:

    Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such contingent liabilities, which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements.

    The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements. A minimum of up to $ 1 billion of the liabilities associated with the individual vessels actions, mainly for sea pollution, is covered by the Protection and indemnity (P&I) Club insurance.

7.  INTEREST RATE AGREEMENTS:

    On October 10, 1999, the Company concluded an interest rate cap agreement for a period of five years (through October 10, 2005) for an amount of $ 15,000. Under this agreement, the Company is covered for interest rate up to LIBOR of 7%. For this coverage the Company collected in 1999 an amount of $ 347, which is included in other, net in the accompanying 1999 consolidated financial statements. Since then as LIBOR has not exceeded 7% there was no charge for the Company with respect to this interest rate cap agreement.

    On October 26, November 30, and December 20, 2000 the Company concluded three interest rate swap agreements (the first two with effective date December 11, 2000 and the third with effective date March 12, 2001) for a period of five years (through September 12, 2005) for an amount of $ 14,000, $ 10,000 and $ 31,500, respectively. Under these agreements, the Company is covered for interest rate up to 6.50%, 6.45% and 5.88%, respectively.

8.  INCOME TAXES:

    Liberia, Greece, Panama and Cyprus do not impose a tax on international shipping income. Under the laws of Liberia, Greece, Panama and Cyprus the countries of the companies' incorporation and vessels' registration, the companies are subject to registration and tonnage taxes which have been included in vessel operating expenses in the accompanying consolidated statements of income.

    Stelmar Tankers (UK) Ltd. is subject to income tax in accordance with the tax laws of the United Kingdom. The provision for income taxes as at December 31, 2000 and March
    31, 2001 was not material to the consolidated financial statements.

    Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements.
    Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. citizens and U.S. corporations and must be more that 50% owned by individuals who are residents, as defined, in such country or another foreign country that grants an equivalent exemption to U.S. citizens and U.S. corporations. The management of the Company believes that by virtue of the above provisions, it was not subject to tax on its U.S. source income, although sections of the Code are not clear in all respects.

9.  FINANCIAL INSTRUMENTS:

    The principal financial assets of the Company consist of cash on hand and at banks and accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term bank loans and accounts payable due to suppliers.

    (a) Interest rate risk: The Company's interest rates and long-term loans repayment terms are described in Note
         11.

    (a) Credit risk: The credit risk is minimized since accounts receivable from charterers are presented net of relevant provision for uncollectable amounts, whenever required.

    (c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities approximate their respective fair values due to the short maturities of these instruments. The fair values of long-term bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of the swap agreements discussed in Note 7 equates to the amount that would be paid by the Company to cancel the swap. Accordingly the fair market value of the swap agreements mentioned above, at December 31, 2000, was $ 561.

10. SUBSEQUENT EVENTS

    (a) On April 4, 2001, the Company took delivery of the first of the ten Handymax tankers as described in Note 3(a) above. The total cost of the vessel amounted to approximately US$29 million and was partially financed through the proceeds of a bank loan of US$18.9 million.

    (b) On April 12, 2001, the Company concluded an agreement for the purchase of a Handymax tanker at a price of approximately US$30.7 million. The vessel's completion date of construction and delivery is expected during the second half of June 2001.

                           SIGNATURES

         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                      STELMAR SHIPPING LTD.
                          (registrant)




Dated:  April 25, 2001                By:  /s/Peter Goodfellow
                                           ___________________
                                           Peter Goodfellow
                                           Chief Executive
                                             Officer

































                               28
02509004.AA7